Mail Stop 4-6

March 4, 2005

Mr. Joseph L. Mullen
Chief Executive Officer
Bottomline Technologies (de), Inc.
325 Corporate Drive
Portsmouth, New Hampshire 03801

Re:	Bottomline Technologies (de), Inc.
	Registration Statement on Form S-3 filed February 18, 2005
	File No. 333-122906

      Form 10-K for the fiscal year ended June 30, 2004
	Form 10-Q for the fiscal quarter ended September 30, 2004
      Form 10-Q for the fiscal quarter ended December 31, 2004
	File No. 0-25259

Dear Mr. Mullen:

      This is to advise you that we have limited our review of the above registration statement to the limited matters addressed in the comments below. No further review of the registration statement has been or will be made. All persons who are by statute responsible for the adequacy and accuracy of the registration statement are urged to be certain that all information required under the Securities Act has been included.

      We have also made a limited financial review of the above referenced periodic filings and have the comments set forth below.

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments. You should respond to the comments relating to the Form 10-K and other periodic reports no later than March 14, 2005.

Registration Statement on Form S-3

1. Please note that the below comments on your periodic reports must be resolved prior to the date of effectiveness of this registration statement.

2. Please include a currently dated consent of your independent accountant in your amended registration statement filing.

Annual Report on Form 10-K for the Year Ended June 30, 2004

Item 6.  Selected Financial Data, p. 9

3. We note your use of a non-GAAP measure here and in your quarterly earnings releases on Form 8-K, including those filed on August 11, 2004, October 27, 2004 and January 26, 2005. Please note the following observations regarding your non-GAAP measures:

* We note that the non-GAAP measure you have presented excludes a number of recurring items. Demonstrate the usefulness of the non-GAAP measure in assessing performance when these recurring items are a result of your operations and have contributed to your performance.
Refer to Question 8 of the Frequently Asked Questions Regarding the
Use of Non-GAAP Financial Measures. Ensure that you adequately disclose why each individual recurring item excluded is not relevant in assessing performance. In addition, explain why you believe the non-GAAP measure is a more accurate measurement of overall operating performance.

* We note that you refer to "pro forma" when discussing your non-GAAP financial measures in your Forms 8-K referenced above. When you use a non-GAAP measure ensure that you refer to it using a title other than "pro forma." Pro forma has a different meaning as defined by generally accepted accounting principles and our rules that is significantly different than your presentation.

Item 7.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

Critical Accounting Policies and Significant Judgments and
Estimates,
p. 11

4. We note your reference to third-party valuation firms in your goodwill impairment analysis and your valuation of acquired intangible assets. Revise your filing throughout to identify the firms or remove your references to the valuation firms. If you choose to refer to and identify the third-party valuation firms, please include the expert`s consent as this filing is incorporated by reference into a Securities Act filing. A reference to such expert in a registration statement requires a consent following Rule 436(b)
of Regulation C.

Quarterly Report on Form 10-K for the Quarter Ended September 30,
2004

Note 6. Operations by Segments and Geographic Area, p. 5

5. We note that you disclose three reportable segments for the quarter ended September 30, 2004 as compared to the one segment that you reported at June 30, 2004. Since you have changed the composition of your reportable segments, the corresponding information for earlier annual periods incorporated by reference into your registration statement should be recast. Please see SFAS 131, paragraph 34. This may be accomplished by presenting revised financial statements and other information in the registration statement or in a Form 8-K that is incorporated by reference into the registration statement.


*              *              *              *

      As appropriate, please amend your registration statement and periodic reports in response to these comments no later than the date specified above. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts related to your disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of your registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act and the Exchange
Act as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Chris White at (202) 942-8645, or Melissa
Walsh
at (202) 942-1822, if you have questions or comments on the
financial
statements and related matters.  Please contact Daniel Lee at
(202)
942-1871 for assistance on other matters. If you need further assistance, you may contact Mark Shuman, Branch Chief - Legal, at
(202) 942-1818 or me at (202) 942-1800.

	Sincerely,


	Barbara Jacobs
	Assistant Director

cc:	Via Facsimile
	John A. Burgess, Esq.
	Jessica Semerjian, Esq.
	Wilmer Cutler Pickering Hale and Dorr LLP
	60 State Street
	Boston, Massachusetts 02109
	Telephone:  (617) 526-6000
	Facsimile:  (617) 526-5000